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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MicroTel International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0033 par value
                         (Title of Class of Securities)

                                    59514K209
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  MAY 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

===================
CUSIP No. 59514K209

===================


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1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    THE BERTRAND FAMILY TRUST
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (see instructions)
                  OO
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------------------------------------------------------
    NUMBER OF   7              SOLE VOTING POWER
      SHARES                             595,106
   BENEFICIALLY ----------------------------------------------------------------
     OWNED BY   8              SHARED VOTING POWER
       EACH                               - 0 -
     REPORTING  ----------------------------------------------------------------
      PERSON    9              SOLE DISPOSITIVE POWER
       WITH                               595,106
                ----------------------------------------------------------------
                10             SHARED DISPOSITIVE POWER
                                          - 0 -
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                          595,106
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)                   []
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.27%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                   OO
--------------------------------------------------------------------------------

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Item 1            Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, $.0033 par value of MicroTel International, Inc. (the
"Issuer"). The address of the principal executive office of the Issuer is 4920 E. Brickell Street, Ontario, California 91761.


Item 2            Identity and Background.

                  (a) This statement is being filed by The Bertrand Family Trust, Robert J. Bertrand and Docas L. Bertrand, Trustees (the "Trust"). The Trust directly owns 595,106 shares of the Issuer's outstanding common stock (the "Shares"). The Trust is referred to herein as the Reporting Person.

                  (b) The mailing address for the Trust is c/o Robert J. Bertrand and Docas L. Bertrand, Trustees, 851 Arbolando Drive,
Fullerton, CA  92835.

                  (c)      See Item (b).

                  (d) and (e) None of the Trust, Robert J. Bertrand, or Docas
L. Bertrand, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The situs of the Trust is California. Robert J. Bertrand and Docas L. Bertrand are U.S. citizens.

Item 3            Source and Amount of Funds or Other Consideration

                  On May 23, 1997, BNZ, Inc., a California corporation ("BNZ") located at 310 East 4th Avenue, P.O. Box 1085, La Habra, California 90631 transferred, for estate planning purposes, 595,106 Shares to the Trust. Robert
J. Bertrand, one of the Trustees of the Trust, is the President of BNZ, Inc., which, prior to the transfer, directly owned 638,650 Shares.

Item 4            Purpose of Transaction

                  (a) and (b). As described in Item 3, the Trust acquired 595,106 Shares of the Issuer's common stock from BNZ, Inc., of which Robert J. Bertrand is President, pursuant to an estate planning scheme. The Trust does not have any plans or proposals which relate to Items 4(c) through (j).


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Item 5            Interest in Securities of the Issuer.

                  (a) There are approximately 11,296,726 Shares of the Issuer's common stock outstanding. The Trust directly owns 595,106 Shares of the Issuer's common stock, or 5.27%.

                  (b) The Shares are directly owned by the Trust.  Robert
J. Bertrand and Docas L. Bertrand, as Trustees, have the right to vote the Shares and to dispose or direct the disposition of the Shares.

                  (c) Other than the Shares acquired as set forth in Items 3 and 4 above, the Trust did not effect any transaction in the common stock of the Issuer during the past sixty days.

                  (d), (e)          Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Not applicable.

Item 7            Material to be Filed as Exhibits.

                  Not applicable.

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     May 29, 1997              THE BERTRAND FAMILY TRUST



                                         By:  /s/  Robert J. Bertrand
                                              -----------------------
                                              Name:  Robert J. Bertrand
                                              Title: Trustee






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